[LETTERHEAD OF IDT CORPORATION]

November 29, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0303

Attn: Michael Pressman, Special Counsel

Re:	Net2Phone, Inc.
Schedule TO-T/13E-3 filed November 10, 2005, as amended
Filed by IDT Corporation and NTOP Acquisition, Inc.
(File No. 5-56655)

Ladies and Gentlemen:

In connection with the above-referenced filing and our responses to the letter dated November 23, 2005 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to such filing, IDT Corporation and NTOP Acquisition, Inc. (each, a “Filing Person”) acknowledge to you that:

•	Each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 29, 2005

Sincerely,

NTOP ACQUISITION, INC.

By:	/s/ Ira A. Greenstein

Name: Ira A. Greenstein

Title: President

IDT CORPORATION

By:	/s/ Ira A. Greenstein

Name: Ira A. Greenstein

Title: President

cc:	Abbe L. Dienstag, Esq.